UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 8, 2009



NATURAL GAS SERVICES GROUP, INC
(Exact name of registrant as specified in its charter)

Colorado	**1-31398**	**75-2811855**
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

508 W. Wall St., Ste. 550
Midland, Texas 79701
(Address of principal executive offices)

(432) 262-2700
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On May 8, 2009, Natural Gas Services Group, Inc. issued a press release announcing its results of operations for the first quarter ended March 31, 2009. The press release issued on May 8, 2009 is furnished as Exhibit No. 99 to this Current Report on Form 8-K. Natural Gas Services Group's annual report on Form 10-K and its reports on Forms 10-Q and 8-K and other publicly available information should be consulted for other important information about Natural Gas Services Group, Inc.

The information in this Current Report on Form 8-K, including Exhibit No. 99 hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability of that section. The information in this Current Report shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

The Exhibit listed below is furnished as an Exhibit to this Current Report on Form 8-K.

Exhibit No.	Description of Exhibit
99	Press release issued May 8, 2009 (furnished pursuant to Item 2.02)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATURAL GAS SERVICES GROUP, INC

Dated: May 8, 2009

By: /s/ Stephen C. Taylor
       Stephen C. Taylor
       Chairman of the Board, President
       and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99	Press release issued May 8, 2009 (furnished pursuant to Item 2.02)

Exhibit 99



FOR IMMEDIATE RELEASE
May 8, 2009

NEWS
NYSE: NGS

NATURAL GAS SERVICES GROUP ANNOUNCES A 15% INCREASE IN EBITDA AND AN 8% INCREASE IN NET INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2009

EARNINGS AT $0.31 PER DILUTED SHARE

MIDLAND, Texas May 8, 2009 – Natural Gas Services Group, Inc. (NYSE:NGS), a leading provider of equipment and services to the natural gas industry, announces its financial results for the quarter ended March 31, 2009.

Natural Gas Services Group Inc. Financial Results:

Revenue: Our total revenue increased from $18.9 million to $20.0 million, or 6%, for the three months ended March 31, 2009, compared to the same period ended March 31, 2008. This increase was primarily the result of a 42% growth in rental revenue, offset by a 28% reduction in sales revenue.

Operating income: We increased our operating income from $5.5 million to $6.1 million, or 11%, for the three months ended March 31, 2009, compared to the same period ended March 31, 2008. Growth in operating income benefited primarily from higher rental gross margins which were achieved in the comparable quarterly periods and was positively affected by the product mix where relatively higher rental revenues and margins increased operating income during the period.

Net income: Our net income for the three months ended March 31, 2009, increased 8% to $3.8 million, as compared to net income of $3.5 million for the same period in 2008. This increase was mainly the result of increased operating income and lower interest expense on bank debt.

Earnings per share: Our earnings per diluted share were $0.31 for the three months ending March 31, 2009 as compared to $0.29 for the same 2008 period, a 7% increase.

EBITDA: We increased EBITDA (see discussion of EBITDA at the end of this release) 15% to $9.0 million for the first quarter ended March 31, 2009, versus $7.8 million for the same period in 2008.

Cash flow: At March 31, 2009, we had cash and cash equivalents of approximately $2.7 million, working capital of $33.6 million and total debt of $16.3 million, of which approximately $3.4 million was classified as current. We had positive net cash flow from operating activities of approximately $5.8 million during the first three months of 2009.

Rental fleet: As of March 31, 2009, we had 1,769 natural gas compressors in our rental fleet totaling approximately 222,366 horsepower, as compared to 1,422 natural gas compressors totaling approximately 171,458 horsepower at March 31, 2008. As of March 31, 2009, we had 1,447 natural gas compressors rented compared to 1,277 at March 31, 2008. The average monthly rental rate per unit increased to approximately $2,900 for March 2009 compared to approximately $2,400 for March 2008. This increase resulted from the addition of higher than average horsepower units to our rental fleet and corresponding higher rental rates.

Selected data: The table below shows our revenues, percentage of total revenues, gross margin, exclusive of depreciation, and gross margin percentage of each of our segments for the three months ended March 31, 2009 and 2008. Gross margin is the difference between revenue and cost of sales, exclusive of depreciation.

	Revenue				Gross Margin, Exclusive of Depreciation[1]			
	Three Months Ended March 31,				Three Months Ended March 31,			
	2008		2009		2008		2009	
	(dollars in thousands)							
	(unaudited)							
Sales	$ 9,626	51%	$ 6,929	35%	$ 3,233	34%	$ 2,400	35%
Rental	9,010	47%	12,788	64%	5,606	62%	8,099	63%
Service and maintenance	297	2%	308	1%	89	30%	93	30%
Total	$18,933		$20,025		$ 8,928	47%	$10,592	53%

(1) For a reconciliation of gross margin to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read Non-GAAP Financial Measures" in this report.

Non GAAP Measures: "EBITDA" reflects net income or loss before interest, taxes, depreciation and amortization. EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, EBITDA gives the investor information as to the cash generated from the operations of a business. However, EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America ("GAAP"), and should not be considered a substitute for other financial measures of performance. EBITDA as calculated by NGS may not be comparable to EBITDA as calculated and reported by other companies. The most comparable GAAP measure to EBITDA is net income. The reconciliation of net income to EBITDA and gross margin is as follows:

	Three Months Ended March 31,			
(in thousands of dollars)	2008		2009	
Net income	$	3,517	$	3,797
Interest expense		241		160
Provision for income taxes		1,928		2,053
Depreciation and amortization		2,125		2,958
EBITDA	$	7,811	$	8,968
Other operating expenses		1,350		1,577
Other expense (income)		(233)		47
Gross margin	$	8,928	$	10,592

We define gross margin as total revenue less cost of sales (excluding depreciation and amortization expense). Gross margin is included as a supplemental disclosure because it is a primary measure used by our management as it represents the results of revenue and cost of sales (excluding depreciation and amortization expense), which are key components of our operations. Depreciation expense is a necessary element of our costs and our ability to generate revenue and selling, general and administrative expense is a necessary cost to support our operations and required corporate activities. Management uses this non-GAAP measure as a supplemental measure to other GAAP results to provide a more complete understanding of our performance. As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income as determined in accordance with GAAP. Our gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.

Conference Call Details:

Teleconference: Friday, May 8, 2009 at 10:00 a.m. Central (11:00 a.m. Eastern).
To avoid delays, pre-registration to receive your access code for this conference call is recommended and available at https://secure.confertel.net/tsregister.asp?course=156701 . Registrants may add this conference call to their calendar and will then receive an email reminder of the scheduled event 24 hours in advance. You may also call (866) 930-4500 should you prefer to pre-register and receive your access code via telephone. All attendees and participants should arrange to register early to avoid conference date delays and should plan to call in at least 5 minutes prior to the start time.

Live Webcast: The webcast will be available in listen only mode via our website www.ngsgi.com, investor relation section.

Webcast Replay: For those unable to attend or participate a replay of the conference call will be available within 2 hours on the NGS website at www.ngsgi.com and will remain available for 30 days.

Stephen Taylor, President and CEO of Natural Gas Services Group, Inc. will be leading the call and discussing first quarter 2009 financial results.

Cautionary Note Regarding Forward-Looking Statements:

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause NGS's actual results in future periods to differ materially from forecasted results. Those risks include, among other things, the loss of market share through competition or otherwise; the introduction of competing technologies by other companies; a prolonged, substantial reduction in oil and gas prices which could cause a decline in the demand for NGS's products and services; and new governmental safety, health and environmental regulations which could require NGS to make significant capital expenditures. The forward-looking statements included in this press release are only made as of the date of this press release, and NGS undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. A discussion of these factors is included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission.

About Natural Gas Services Group, Inc. (NGS):
NGS is a leading provider of small to medium horsepower, wellhead compression equipment to the natural gas industry with a primary focus on the non-conventional gas industry, i.e., coalbed methane, gas shales and tight gas. NGS manufactures, fabricates, rents and maintains natural gas compressors that enhance the production of natural gas wells. NGS also designs and sells custom fabricated natural gas compressors to particular customer specifications and sells flare systems for gas plant and production facilities. NGS is headquartered in Midland, Texas with manufacturing facilities located in Tulsa, Oklahoma, Lewiston, Michigan and Midland, Texas and service facilities located in major gas producing basins in the U.S.

For More Information, Contact: Kimberly Huckaba, Investor Relations
                                                 (432) 262-2700
                                                 Kim.Huckaba@ngsgi.com
                                                  www.ngsgi.com

NATURAL GAS SERVICES GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)
(unaudited)

	December 31, 2008	March 31, 2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,149	$ 2,741
Short-term investments	2,300	—
Trade accounts receivable, net of doubtful accounts of $177 and $221, respectively	11,321	10,321
Inventory, net of allowance for obsolescence of $500 and $150, respectively	31,931	29,496
Prepaid income taxes	244	243
Prepaid expenses and other	87	195
Total current assets	47,032	42,996
Rental equipment, net of accumulated depreciation of $24,624 and $26,923, respectively	111,967	115,044
Property and equipment, net of accumulated depreciation of $6,065 and $6,367, respectively	8,973	8,709
Goodwill, net of accumulated amortization of $325, both periods	10,039	10,039
Intangibles, net of accumulated amortization of $1,198 and $1,524, respectively	3,020	2,946
Other assets	19	19
Total assets	$ 181,050	$ 179,753
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 3,378	$ 3,378
Accounts payable	8,410	2,627
Accrued liabilities	3,987	3,119
Current income tax liability	110	171
Deferred income	38	142
Total current liabilities	15,923	9,437
Long term debt, less current portion	6,194	5,350
Line of credit	7,000	7,000
Deferred income tax payable	21,042	23,034
Other long term liabilities	441	564
Total liabilities	50,600	45,385
Stockholders' equity:		
Preferred stock, 5,000 shares authorized, no shares issued or outstanding	—	—
Common stock, 30,000 shares authorized, par value $0.01; 12,094 and 12,094 shares issued and outstanding, respectively	121	121
Additional paid-in capital	83,937	84,058
Retained earnings	46,392	50,189
Total stockholders' equity	130,450	134,368
Total liabilities and stockholders' equity	$ 181,050	$ 179,753

NATURAL GAS SERVICES GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except earnings per share)
(unaudited)

	Three Months Ended March 31,	
	2008	2009
Revenue:		
Sales, net	$ 9,626	$ 6,929
Rental income	9,010	12,788
Service and maintenance income	297	308
Total revenue	18,933	20,025
Operating costs and expenses:		
Cost of sales, exclusive of depreciation stated separately below	6,393	4,529
Cost of rentals, exclusive of depreciation stated separately below	3,404	4,689
Cost of service and maintenance, exclusive of depreciation stated separately below	208	215
Selling, general and administrative expense	1,350	1,577
Depreciation and amortization	2,125	2,958
Total operating costs and expenses	13,480	13,968
Operating income	5,453	6,057
Other income (expense):		
Interest expense	(241)	(160)
Other income	233	(47)
Total other income (expense)	(8)	(207)
Income before provision for income taxes	5,445	5,850
Provision for income taxes	(1,928)	(2,053)
Net income	$ 3,517	$ 3,797
Earnings per common share:		
Basic	$ 0.29	$ 0.31
Diluted	$ 0.29	$ 0.31
Weighted average common shares outstanding:		
Basic	12,085	12,094
Diluted	12,144	12,094

NATURAL GAS SERVICES GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Three Months Ended March 31,	
	2008	**2009**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 3,517	$ 3,797
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,125	2,958
Deferred taxes	5,312	2,053
Employee stock options expense	95	121
Loss on disposal of assets	—	4
Changes in current assets and liabilities:		
Trade accounts receivables, net	1,196	1,000
Inventory, net	(3,721)	2,540
Prepaid expenses and other	438	(108)
Accounts payable and accrued liabilities	1,732	(6,650)
Current income tax liability	(3,468)	—
Deferred income	796	104
Other	18	—
NET CASH PROVIDED BY OPERATING ACTIVITIES	8,040	5,819
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(8,064)	(5,824)
Purchase of short-term investments	(187)	—
Redemption of short-term investments	4,500	2,300
Proceeds from sale of property and equipment	—	19
NET CASH USED IN INVESTING ACTIVITIES	(3,751)	(3,505)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from line of credit	500	—
Proceeds from other long-term liabilities	—	123
Repayments of long-term debt	(1,845)	(845)
Repayments of line of credit	(1,100)	—
Proceeds from exercise of stock options	22	—
NET CASH USED IN FINANCING ACTIVITIES	(2,423)	(722)
NET CHANGE IN CASH	1,866	1,592
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	245	1,149
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 2,111	$ 2,741
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 290	$ 164
Income taxes paid	$ 84	$ —